4020 E. Indian School Rd. • Phoenix, AZ 85018 • 602.852.6600 • www.drivetime.com

April 28, 2011

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DriveTime Automotive Group, Inc.
DT Acceptance Corporation
DriveTime Car Sales Company, LLC
DriveTime Sales and Finance Company, LLC
DT Credit Company, LLC
DT Jet Leasing, LLC
Approval Services Company, LLC
Registration Statement on Form S-4, as amended
Filed October 4, 2010
File No. 333-169730-01

Dear Mr. Owings:

DriveTime Automotive Group, Inc. (“DriveTime”), on behalf of itself and the additional registrants thereto, requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. Washington, D.C. time, on April 29, 2011, or as soon as practicable thereafter, or at such later time as DriveTime may request by telephone to the Commission. DriveTime hereby authorizes David P. Lewis of DLA Piper LLP (US), counsel for DriveTime, to make any such request on DriveTime’s behalf. DriveTime hereby acknowledges that:

— should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

— the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve DriveTime from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

— DriveTime may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to David P. Lewis of DLA Piper LLP (US) at (480) 606-5126.

Securities and Exchange Commission

April 28, 2011

If you require any additional information on these issues, or if we can provide you with any other information, please advise us at your earliest convenience. You may reach me at (602) 852-6600.

Very truly yours,

DRIVETIME AUTOMOTIVE GROUP, INC.
DT ACCEPTANCE CORPORATION

By:	/s/ Jon D. Ehlinger
Name:	Jon D. Ehlinger
Title:	General Counsel